                    [LETTERHEAD OF MORTGAGEIT HOLDINGS, INC.]

                                  June 27, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Elaine Wolff

         Re:      MortgageIT Holdings, Inc.
                  Registration Statement on Form S-11
                  Commission File No. 333- 125556
                  Acceleration Request

Dear Ms. Wolff:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, MortgageIT Holdings, Inc. (the
"Company") wishes to advise you that it hereby joins with Merrill Lynch, Pierce,
Fenner & Smith Incorporated, Friedman, Billings, Ramsey & Co., Inc., Flagstone
Securities LLC, JMP Securities LLC, Ryan Beck & Co. and Utendahl Capital
Partners, L.P. as Representatives of the prospective underwriters, to request that said Registration Statement be declared effective at 4:30 p.m., Eastern
Time, on Wednesday, June 29, 2005, or as soon thereafter as practicable.

The Company hereby further acknowledges that:

         o        should the Securities and Exchange Commission (the
                  "Commission") or the staff, acting pursuant to delegated
                  authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the
                  filing;

         o        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o        the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the
                  Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding this request, please telephone
Lloyd H. Spencer or Jeffrey D. Haas at the law firm of Patton Boggs LLP at (202)
457-6000.

                                                     Very truly yours,

                                                     /s/ JOHN R. CUTI

                                                     John R. Cuti
                                                     General Counsel and
                                                     Corporate Secretary